UNITED STATES OF AMERICA
                        SECURITITES AND EXCHANGE COMISION
                              Washington D.D. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                         For the month of November 2004

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                              Yes |_|       No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

           The following document is being filed with this 6-K report and is attached hereto.

Press Release dated 5 November 2004 -Quinenco Holds Extraordinary Shareholders' Meeting on November 5, 2004

[LOGO] QUINENCO S.A.

FOR IMMEDIATE RELEASE
For further information contact:
Cindi Freeman
Investor Relations Manager
Quinenco S.A.
(56-2) 750-7221 e-mail: cfreeman@lq.cl

          EXTRAORDINARY SHAREHOLDERS' MEETING HELD ON NOVEMBER 5, 2004

November 5, 2004- Santiago, Chile. Quinenco S.A. (LQ:NYSE) reported to the Chilean Superintendency of Securities and Insurance (SVS) today on the outcome of its Extraordinary Shareholders' Meeting held earlier in the day.

Shareholders voted to reduce the number of board members of the company from nine to seven. Since this required a modification of the company's by-laws, in order to facilitate the change, the Board of Directors as a whole resigned their respective positions at the Extraordinary Shareholders' Meeting and, a new Board was reelected at that time. The Board is now composed of the following members, all of whom were Board members prior to the extraordinary meeting: Guillermo Luksic, Andronico Luksic, Jean Paul Luksic, Hernan Buchi, Juan Andres Fontaine, Matko Koljatic and Gonzalo Menendez. At the next Board Meeting, the Board will designate its Chairman, Vice Chairman and Directors' Committee members.

The next election of Board members is scheduled to occur in 2005, at the General Ordinary Shareholders' Meeting.

Quinenco S.A., a leading Chilean business conglomerate, is the controlling entity of a portfolio of companies involved in financial services, food and beverage, telecommunications and manufacturing.

                                        #

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  QUINENCO S.A.


                                          By: s/s Luis Fernando Antunez
                                              ----------------------------------

                                          Name: Luis Fernando Antunez
                                          Title: Authorized Representative

Dated: November 8, 2004